Exhibit 99.1

1500 Robert-Bourassa Blvd, Suite 700
Montreal QC, H3A 3S8
www.computershare.com

December 23, 2020

To: All Canadian Securities Regulatory Authorities

Subject: Bank of Montreal

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual Meeting
Record Date for Notice of Meeting :	February 8, 2021
Record Date for Voting (if applicable) :	February 8, 2021
Beneficial Ownership Determination Date :	February 8, 2021
Meeting Date :	April 7, 2021
Meeting Location (if available) :	Toronto, ON (Virtual Meeting)
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	063671101	CA0636711016

Sincerely,

Computershare
Agent for Bank of Montreal